EXHIBIT 4.1

List of Natural Persons Receiving Shares and Description of Services Performed

In partial payment for legal services rendered by Hank Vanderkam of Vanderkam & Sanders from November 2000 through June 30, 2002, and the registration of 2,000,000 shares of the company's common stock previously issued to the Alpha Trust for the benefit of Hank Vanderkam.